CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$13,620,000	$418.13

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $433,770.90 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $418.13 offset against the registration fee due for this offering and of which $433,352.77 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 753 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 97-I dated September 25, 2007	Registration Statement No. 333-130051 Dated October 19, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $13,620,000 Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index due January 14, 2009

General

  The notes are designed for investors who seek exposure to any moderate appreciation or depreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, and receive no return if the S&P 500® Index appreciates or depreciates by more than 24.65%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 14, 2009*.
  Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
  Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on October 19, 2007 and are expected to settle on or about October 24, 2007.

Key Terms

Index:	The S&P 500® Index (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

If a Knock-Out Event has not occurred during the Monitoring Period, the Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Absolute Index Return x the Participation Rate, provided that the Additional Amount will not be less than zero.

If a Knock-Out Event has occurred during the Monitoring Period, the Additional Amount will be equal to zero.

Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	1870.53530, which is equal to 124.65% of the Initial Index Level.
Lower Knock-Out Level:	1130.72471, which is equal to 75.35% of the Initial Index Level.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Participation Rate:	100%
Absolute Index Return:	The absolute value of: Ending Index Level – Initial Index Level Initial Index Level
For example, an index return of 15% will equal a 15% Absolute Index Return.
Initial Index Level:	The Index closing level on the pricing date, which was 1500.63.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	January 12, 2009*
Maturity Date:	January 14, 2009*
CUSIP:	48123MDF6
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 97-I.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 97-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$8.30	$991.70

Total	$13,620,000	$113,046	$13,506,954

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $8.30 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of approximately $4.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-27 of the accompanying product supplement no. 97-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 19, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 97-I dated September 25, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 19, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 97-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 97-I dated September 25, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004096/e28616_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE — If the Index closing level is less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Absolute Index Return x the Participation Rate. Because the Absolute Index Return is based on the absolute value of the change from the Initial Index Level to the Ending Index Level, if a Knock-Out Event has not occurred, you will earn a positive return on the notes even if the Ending Index Level is less than the Initial Index Level.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 97-I.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 97-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, and will therefore be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 4.79%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,059.65.
  Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

October 24, 2007 through December 31, 2007	$8.78	$8.78

January 1, 2008 through December 31, 2008	$48.90	$57.68

January 1, 2009 through January 14, 2009	$1.97	$59.65

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 97-I dated September 25, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if not, the absolute value of the change in the Index. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT LEVEL OR LESS THAN THE LOWER-KNOCK-OUT LEVEL.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Index closing level is greater than the Upper Knock-Out Level or is less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level at some time during the term of the notes but falls between the Upper Knock-Out Level and Lower Knock-Out Level on the Observation Date.
  THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index. Your ability to participate in the appreciation and depreciation of the Index may be limited by the “knock-out” feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect any potential increase or decrease in the Ending Index Level, as compared to the Initial Index Level.
  THE MAXIMUM TOTAL RETURN ON AN INVESTMENT IN THE NOTES IS 24.65% AT MATURITY — Regardless of whether the Ending Index Level is greater than or less than the Initial Index Level and assuming a Participation Rate of 100%, if a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount that will not exceed 24.65% of the principal amount, or $246.50, regardless of the appreciation or depreciation in the Index. Therefore, your upside appreciation is limited.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether the Index closing level is above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	PS-2

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index and assumes a Participation Rate of 100%, an Initial Index Level of 1550 and that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns “Hypothetical lowest closing level during the Monitoring Period” and “Hypothetical highest closing level during the Monitoring Period,” respectively. Assuming an Initial Index Level of 1550, the Upper Knock-Out Level will be 1932.075 and the Lower Knock-Out Level will be 1167.925. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Absolute Index Return	Hypothetical lowest closing level during Monitoring Period	Hypothetical highest closing level during Monitoring Period	Additional Amount		Principal		Payment at Maturity

2325.000	50.00%	1627.500	2325.000	$0.00	+	$1,000	=	$1,000.00
1932.075	24.65%	1472.500	1932.075	$246.50	+	$1,000	=	$1,246.50
1860.000	20.00%	1472.500	1950.000	$0.00	+	$1,000	=	$1,000.00
1782.500	15.00%	1472.500	1782.500	$150.00	+	$1,000	=	$1,150.00
1705.000	10.00%	1395.000	2015.000	$0.00	+	$1,000	=	$1,000.00
1705.000	10.00%	1395.000	1750.000	$100.00	+	$1,000	=	$1,100.00
1550.000	0.00%	1395.000	1900.100	$0.00	+	$1,000	=	$1,000.00
1395.000	10.00%	1300.000	1750.000	$100.00	+	$1,000	=	$1,100.00
1317.500	15.00%	1085.000	1560.000	$0.00	+	$1,000	=	$1,000.00
1167.925	24.65%	1167.925	1560.000	$246.50	+	$1,000	=	$1,246.50
775.000	50.00%	775.000	1550.000	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest closing level of the Index during the Monitoring Period was 1300, the highest closing level of the Index during the Monitoring Period was 1750, and the Ending Index Level was 1395. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to $100, and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x absolute value of [(1395-1550)/1550] x 100%) = $1,100

Example 2: The lowest closing level of the Index during the Monitoring Period was 1085, the highest closing level of the Index during the Monitoring Period was 1560, and the Ending Index Level was 1317.50. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The lowest closing level of the Index during the Monitoring Period was 1472.50, the highest closing level of the Index during the Monitoring Period was 1782.50, and the Ending Index Level was 1782.50. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to $150, and the final payment at maturity is equal to $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x absolute value of [(1782.50-1550)/1550 ] x 100%) = $1,150

Example 4: The lowest closing level of the Index during the Monitoring Period was 1472.50, the highest closing level of the Index during the Monitoring Period was 1950, and the Ending Index Level was 1860. Because the Index closing level was greater than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 4, 2002 through October 19, 2007. The Index closing level on October 19, 2007 was 1500.63. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	PS-4